[Xinyuan Letterhead]

October 1, 2014

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Xinyuan Real Estate Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 25, 2014

File No. 1-33863

Dear Mr. O’Brien:

This letter is in response to the comment letter of the Staff of the Securities and Exchange Commission dated September 8, 2014 (the “Comment Letter”) regarding the Form 20-F of Xinyuan Real Estate Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

We have addressed each of the Staff’s comments in the order presented in the Comment Letter. For ease of reference, we have included each Staff comment in bold and inserted our response after each comment.

Item 16C, page 141

1.	Your disclosure indicates that $480,987 was paid to Ernst & Young Hua Ming LLP in 2013 “for the assurance and related services, which mainly included a SAS 100 review of the Company’s June 30, 2013 financial statements and other assurance services rendered in connection with our Form F-3 filing in November 2013 and the issuances of our Senior Secured Notes in May and December 2013, respectively”. Please reconcile this disclosure with page 54 of the Form F-3 where you reported only $113,300 of accounting fees and expenses related to the offering. Also, please elaborate on the nature of the “other assurance services” so that the distinction between these services and the services you characterize as “audit fees” is clear. See Item 16C (b) of the form instructions. Further, please clarify how the audit committee specifically applied paragraph (c)(7)(i)(C) of Regulation S-X Rule 2-01 in approving these services.

The Company respectfully advises the Staff that in the 2013 Form 20-F disclosure, the $480,987 paid to Ernst & Young Hua Ming LLP (“Ernst & Young”) in 2013 included fees for the services listed in the table below:

Service description	Fee amount
SAS 100 review of the Company’s June 30, 2013 financial statements rendered in connection with our Form F-3 filing in November 2013	$112,984
Other assurance services rendered in connection with the issuance of the Senior Secured Notes in May 2013	$174,317
Other assurance services rendered in connection with the issuance of the Senior Secured Notes in December 2013	$193,686
Total amount	$480,987

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On page 54 of the Form F-3, the $113,300 accounting fees and expenses related to the offering only reflected the fees for the SAS 100 review of the Company’s June 30, 2013 financial statements rendered in connection with our Form F-3 resale registration statement filed in November 2013 in connection with the TPG investment in September 2013.

The difference between the accounting fees and expenses disclosed in the Form F-3 filed in November 2013 and the related fees disclosed in the 2013 Form 20-F filed in April 2014 amounting to $316 ($113,300-$112,984) is due to the different foreign exchange translation rates used.

The nature of the other assurance services provided by Ernst & Young were in connection with the issuance of our Senior Secured Notes in May and December 2013 and consisted mainly of the preparation and issuance of comfort letters with respect to the offering circulars for those placements.

The other assurance services provided by Ernst & Young associated with both our Senior Secured Notes placements were approved by the Audit Committee before the services were rendered.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to elaborate on the nature of the services comprising the fees disclosed under other assurance services; and disclose the audit committee's pre-approval policies and procedures described in paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X for other assurance services.

Financial Statement, page F-1

Note 14- Income Taxes, page F-39

(c)LAT, page F-41

2.	The disclosure on page 21 states that there is a material risk that PRC tax authorities may challenge the basis under which you have been paying your land appreciation taxes. However, your disclosure on page F-41 states that “For the years ended December 31, 2011, 2012 and 2013, the Group has made full provision for LAT with respect to properties sold up to December 31, 2013 in accordance with the requirements set forth in the relevant PRC tax laws and regulations”. We note the similar disclosure on page 78. Consequently, it is not clear what specific factors may reasonably cause the amounts recognized in your audited financial statements to “require subsequent adjustments”. For example, if the tax is only levied when a property is sold (page F-21), and if the progressive tax rates are known, and if you consistently recognize the tax liability in the period it is incurred, then please explain why you may be required to pay significantly more than the amounts paid and accrued in your financial statements.

A. General Background.

The Company respectfully advises the Staff that the Land Appreciation Tax ("LAT") obligation is a local tax imposed and collected by localities pursuant to national PRC regulations.

Under national PRC tax regulations, the LAT generally is calculated using the “actual revenue” method. The actual revenue method applies progressive rates ranging from 30% to 60% on the appreciation of the underlying land value, which is calculated as the proceeds of sales properties less certain deductible expenditures, including borrowing costs and all property development expenditures. LAT is subject to certain exemptions for the sales of ordinary residential properties if the appreciation values do not exceed certain thresholds in the relevant tax laws.

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Notwithstanding that general rule, under certain circumstances, LAT may be levied on a "deemed profit" method under which the local tax authorities assess a certain percentage of the total sales of a development project as the LAT obligation. For example, when it is difficult to determine the income or the cost/expenses deductions because the taxpayer does not have sufficient accounting records or invoices or vouchers for income or proof of certain expenses are not available, the local authorities may determine to assess the LAT on the "deemed profit" method.

B. Provisional Pre-payment of LAT.

According to the prevailing PRC national tax regulations, when a taxpayer generates income from the sale of individual apartment units prior to the completion of the entire real estate development project, the taxpayer must prepay LAT provisionally on a monthly basis by application of a fixed percentage imposed by the relevant local tax authorities on the gross amount of sales proceeds.

C. Final Settlement of LAT Obligation.

Following completion of a development project (and satisfaction of any other conditions) the taxpayer must reach final settlement of the LAT using the method approved by the local tax authorities following receipt of a formal settlement notice issued by the local tax authorities. Upon reaching agreement on the LAT final settlement amount, the taxpayer must report and settle with the local tax authorities any LAT liability outstanding after taking into account the provisional monthly payments. Any overpayment of LAT through provisional pre-payments may be refunded to the taxpayer.

D. The Company's Accrual Method.

On both a quarterly and annual basis, the Company believes that it calculates and accrues the full amount of the potential LAT liability for each project, after deducting any applicable prepayment amounts, on the “actual revenue” method. Similar to the requirements for calculating revenue for any period under the percentage of completion revenue recognition method, the calculation of LAT liability accruals requires the Company to estimate total sales proceeds and total costs and expenses for each project.

Local practices with respect to the LAT final settlement process vary from region to region. As part of the settlement process, which may not occur until years after the commencement of a project, the relevant local tax authority makes its own assessment of both the final settlement method to be employed and the deductible expenses and costs for the project (if applicable). Accordingly, there is a risk that the local tax authority will not agree with the Company’s categorization of deductible costs and expenses. In addition, in the event that the local tax authority uses the “deemed profit” method, there is some risk that a provincial or national tax authority may disagree and require that the “actual revenue” method be applied.

E. Partial Reversal of the Company's LAT Accrual for Certain Projects in Henan Province.

The Company notes that in the Henan Province, the local tax authorities have, in certain circumstances, adopted the deemed profit method for LAT final settlements. Various of the Company's completed projects in Henan Province settled LAT on the “deemed profit” method as required by the local tax authorities. Historically before April 2012, the Company determined that it was “probable” that the national tax bureau would challenge the “deemed profit” method for three of the projects that had previously settled and therefore, the Company recorded the LAT obligation under the actual revenue method for the Henan Province projects. As stated on Page F-41 in 2013 Form 20-F, dated April 25, 2014, “In the second quarter of 2010, one of Jiantou Xinyuan’s projects, Zhengzhou International City Garden II, completed an LAT settlement from local tax bureau. The settlement was based on deemed profit method of US$4.2 million, while the Group had accrued the tax liability based on actual revenue method of US$21.4 million. As of December 31, 2010 and 2011, the unsettled liability has been accrued and carried forward. In addition to Zhengzhou International City Garden II, the LAT of two other projects, Finance Square and International Plaza were also settled based on deemed profit method in prior years, which was approved by the local tax bureau. However, the deemed profit method deviates from the federal tax authority's regulation. As a result, an accrual of US$22.8 million for these three projects was recorded for the difference between deemed profit method and the federal tax authority's regulation. On April 6, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd., which developed International Plaza, was liquidated (Note 24). During the liquidation process, the Zhengzhou branch of the federal tax bureau performed an assessment on the sufficiency of taxes paid, including LAT. There was no additional tax adjustment assessed by the Zhengzhou branch of the federal tax bureau and the Group received a tax clearance certificate confirming that there was no underpayment of taxes as of April 6, 2012. Based on the above, management performed a reassessment and concluded that the likelihood of the federal tax bureau overturning the deemed profit method approved by the local tax bureau is only reasonably possible, and accordingly reversed the LAT liability accrued for these three projects totaling US$22.8 million as of June 30, 2012.” In accordance with ASC 450-20-50-2, the Company disclosed the reasonably possible contingency losses on page F-55 in 2013 Form 20-F for the projects that had settled based on the deemed profit method in Henan Province.

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In response to the Staff’s comment, in future filings, the Company will revise its disclosure in “ITEM 3. KEY INFORMATION - D. Risk Factors” to provide greater clarity on the risks of the tax authorities disagreeing with the basis on which the Company has been calculating and accruing LAT for a particular project.

3.	Please tell us the total land appreciation tax (LAT) liability recognized in your December 31, 2013 financial statements. Tell us also the amounts of LAT you paid in each year presented. Fully describe the transactions which generate the LAT obligation. Further, tell us the frequency and the manner in which your LAT obligations are reported to the corresponding tax authorities. Please also clarify how much time the tax authorities generally give you to pay the LAT.

The Company respectfully advises the Staff that the total LAT liability recognized in the December 31, 2013 financial statements was $79,412,336. The amounts of LAT paid in 2013, 2012 and 2011 were $18,636,041, $27,455,374, $14,592,920, respectively. In addition, according to the relevant PRC tax regulations, the LAT obligation is generated by appreciation in value of the land underlying the respective project. As discussed above, under the “actual revenue” method, the LAT obligation is assessed based on progressive rates ranging from 30% to 60% on the appreciation of land value, which is calculated as the proceeds of sales properties less deductible expenditures, including borrowing costs and all property development expenditures. For projects that have commenced pre-sale, the Company is required to prepay LAT provisionally on a monthly basis by application of a fixed percentage imposed by the relevant local tax authorities on the gross amount of sales proceeds. The payment is due by the 15th day of the following month. For completed projects, the Company has to settle the LAT with the local tax authorities within 90 days upon receipt of the formal settlement notice issued by the local tax authorities. In many circumstances, extensions of time are sought and granted, and final settlement and payment is not, in fact, completed within the 90-day period provided under applicable regulations.

4.	If the progressive tax rates range from 30% to 60%, then please explain why your annual LAT expenses (page F-39) are only 9%-12% of gross profit instead of at least 30% of gross profit. In addition, please explain why the 2012 tax expense decreased from 2011 even though 2012 real estate sales increased by 33%.

The Company respectfully advises the Staff that according to the relevant PRC tax regulations, the LAT obligation is not calculated based on gross profit. As discussed above, under the “actual revenue” method, LAT is assessed based on progressive rates ranging from 30% to 60% on the appreciation of land value, which is calculated as the proceeds of sales properties less deductible expenditures, including borrowing costs and all property development expenditures, subject to certain limitations and exceptions, which include:

•	When calculating the appreciation of land value, the Company can deduct an amount equal to 20% of the total land cost plus construction cost.

•	LAT is not levied on the residential projects when the appreciation of land value is less than 20% of the deductible expenditures, including borrowing costs and all property development expenditures.

•	For those entities calculating LAT based on the deemed profit method, LAT is calculated based on a deemed percentage of total sales, which is lower than 30%.

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Accordingly, the annual LAT expenses are not necessarily directly proportional to gross profit.

As mentioned in the response to Comment 2 above and disclosed on Page F-41 in 2013 Form 20-F, dated April 25, 2014, “In the second quarter of 2010, one of Jiantou Xinyuan’s projects, Zhengzhou International City Garden II, completed an LAT settlement from local tax bureau. The settlement was based on deemed profit method of US$4.2 million, while the Group had accrued the tax liability based on actual revenue method of US$21.4 million. As of December 31, 2010 and 2011, the unsettled liability has been accrued and carried forward. In addition to Zhengzhou International City Garden II, the LAT of two other projects, Finance Square and International Plaza were also settled based on deemed profit method in prior years, which was approved by the local tax bureau. However, the deemed profit method deviates from the federal tax authority's regulation. As a result, an accrual of US$22.8 million for these three projects was recorded for the difference between deemed profit method and the federal tax authority's regulation. On April 6, 2012, Zhengzhou Jiantou Xinyuan United Real Estate Co., Ltd., which developed International Plaza, was liquidated (Note 24). During the liquidation process, the Zhengzhou branch of the federal tax bureau performed an assessment on the sufficiency of taxes paid, including LAT. There was no additional tax adjustment assessed by the Zhengzhou branch of the federal tax bureau and the Group received a tax clearance certificate confirming that there was no underpayment of taxes as of April 6, 2012. Based on the above, management performed a reassessment and concluded that the likelihood of the federal tax bureau overturning the deemed profit method approved by the local tax bureau is only reasonably possible, and accordingly reversed the LAT liability accrued for these three projects totaling US$22.8 million as of June 30, 2012.” The above-mentioned reversal caused the decrease in 2012 LAT expense compared to 2011 even though 2012 real estate sales increased by 33%.

5.	Please tell us, and disclose in future filings, the range of reasonably possible losses in excess of the amount accrued for land appreciation taxes. See ASC 450-20-50-4b.

The Company respectfully advises the Staff that the Company has disclosed the range of reasonably possible losses in excess of the amount accrued for land appreciation taxes. The Company disclosed on page F-55 “Note 21 Contingencies” in 2013 Form 20-F as follows:

“In the prior years, the Group has settled the LAT for three of its projects based on the deemed profit method, which was approved by the local tax bureau. Out of the three projects, one project has been liquidated on April 6, 2012 and the statute of limitations of another project has expired as of December 31, 2013. As of December 31, 2013, the Group believes that it is reasonably possible that in future periods, the [national] tax bureau may conclude that the deemed profit method used by the Group is not appropriate in settling LAT for the remaining project. The Group’s estimate for the reasonably possible contingency related to the remaining project amounted to US$4.5 million as of December 31, 2013.”

The Company will continue to disclose in future filings the range of reasonably possible losses in excess of the amount accrued for LAT.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the comments of the Staff of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at +86 (10) 8588-9369 or via email at manbo.he@xyre.com.

Very truly yours,

/s/ Manbo He

Manbo He

Chief Financial Officer

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